FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of amendment to quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 23, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Translation)

Amendment to Quarterly Report

pursuant to Article 24-4-7.4 of

the Financial Instruments and Exchange Law of Japan

For the Second Quarter of 142nd Business Term

(from July 1, 2010 to September 30, 2010)

Hitachi, Ltd.

Tokyo, Japan

Note:

This is an English translation of the Amendment to Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on February 14, 2011 pursuant to the Financial Instruments and Exchange Law of Japan.

1. Reason for Filing

This amendment has been filed by Hitachi, Ltd. to amend the quarterly report for the second quarter of the 142nd business term (from July 1, 2010 to September 30, 2010) filed on November 15, 2010.

2. Items to Be Amended

Financial Statements

Notes to Consolidated Financial Statements September 30, 2010

3. Contents of Amendment

The amended parts are underlined.

Financial Statements

Notes to Consolidated Financial Statements September 30, 2010

(Before the Amendment)

(5) Securitizations

(Omitted)

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the six months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥155,201 million and ¥389,846 million, respectively, and net losses recognized on those transfers were ¥166 million and ¥948 million, respectively. During the three months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥61,576 million and ¥216,555 million, respectively, and net losses recognized on those transfers were ¥83 million and ¥504 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

(Omitted)

(After the Amendment)

(5) Securitizations

(Omitted)

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the six months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥189,547 million and ¥389,846 million, respectively, and net losses recognized on those transfers were ¥166 million and ¥948 million, respectively. During the three months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥95,922 million and ¥216,555 million, respectively, and net losses recognized on those transfers were ¥83 million and ¥504 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

(Omitted)

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